Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-210114 on Form S-3 of our report dated February 12, 2016, relating to the financial statements as of and for the year ended December 31, 2015, of Independence Hub, LLC (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Independence Hub, LLC’s Members’ having guaranteed their commitment to Independence Hub, LLC to provide the necessary level of financial support to enable Independence Hub, LLC to pay its obligations as they become due), appearing in the Annual Report on Form 10-K of Helix Energy Solutions Group, Inc., for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Houston, Texas

April 7, 2016